



The Shift Film
Published by Angel Studios · September 25 ·

The new movie The Shift is being lauded as the next step to bring Christian films to mainstream audiences.

The Shift provides a faith-promoting, inspiring influence AND the high production value needed to stand out.

Click the link to express interest in investing in The Shift today:
www.angel.com/theshift

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Many religious movies shy away from real-world problems.

The Shift is a bold, new, faith-inspiring movie that treats faith--and the trials of being a believer--honestly, without pulling any punches.

Click the link to express interest in investing in The Shift today: www.angel.com/theshift




Biblical stories can be a source of strength and faith when we see ourselves in their pages.

The Shift is a modern retelling of the story of Job that does just that. It just does it on the big screen.

Click the link to express interest in investing in The Shift today:
www.angel.com/theshift



Everyone has their internal struggles and trials.

The Shift's compelling narrative offers a unique perspective on how to overcome them with patience and faith.

Click the link to express interest in investing in The Shift today: www.angel.com/theshift





The Shift Film

Published by Angel Studios ❓ · September 25 · 🌐

···

What started as a low-budget passion project is being turned into a feature film that is seen by industry veterans as a crossover hit.

It's a powerful blend of Sci-fi with Bible truths that is appealing to Christian and non-Christian viewers alike.

Click the link to express interest in investing in The Shift today: www.angel.com/theshift

